SUB-ITEM 77C(a): Exhibits

SELIGMAN SELECT MUNICIPAL FUND, INC.
PROXY RESULTS

Stockholders of Seligman Select Municipal Fund voted on the following proposals at the Annual Meeting of Stockholders held on June 12, 2007. The description of each proposal and number of shares voted are as follows:

Proposal 1
To elect three Directors to hold office until the 2010 Annual
Meeting of Stockholders.

                          In Favor        Withhold
                         of Election    Authority to Vote
                          ----------     ----------
 John F. Maher            11,486,627       556,922
 Frank A. McPherson       11,467,611       575,938
 Leroy C. Richie          11,467,537       576,012

Proposal 2
To consider a proposal to ratify the selection of Deloitte &
Touche LLP as auditors of the Corporation.

                  For              Against            Abstain
               ----------         --------           ---------
               11,828,198          105,011            110,341